

Mailstop 4546

February 23, 2017

Mr. Duane A. Portwood
Chief Financial Officer
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, IL 60045

> **Re:** **Akorn, Inc.**
> **Form 10-Q for Quarterly Period Ended September 30, 2016**
> **Filed November 3, 2016**
> **File No. 001-32360**

Dear Mr. Portwood:

We have reviewed your February 8, 2017 response and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Condensed Consolidated Financial Statements
Note 4 – Accounts Receivable Allowances, page 15

1. We have reviewed your response to prior comment 1 of our January 25, 2017 letter.
   - Please revise your disclosure to explain the reason for the significant decrease in your reserve for rebates during the three and nine months ended September 30, 2016, as detailed in your response. Considering that rebates processed appear to be a significant reason contributing to the significant decrease in the reserve, also disclose the amount of the actual rebates processed during each period presented.
   - Your response indicates that the Company's current systems and processes do not capture the chargeback and rebate settlements by the period in which the original sales transaction was recorded, as well as indicating the reasons therefore. Further, page 227 of your 2015 Form 10-K discloses a material weakness in which you found errors in the underlying data used to support significant estimates with respect to your gross to net revenue adjustments due to your lack of controls designed to validate the completeness and accuracy of those estimates. As such, it appears that the Company is unable to reasonably determine the dollar amount of the change in estimate in its gross to net reporting reflected in its results of operations. If true, please disclose that

the Company is unable to reasonably determine the dollar amount of the change in estimate in its gross to net reporting reflected in its results of operations for each period presented and the reasons therefore. Otherwise, disclose the change in estimates recorded in each period presented for each gross to net reserve.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Roseenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance